Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

May 16, 2011

VIA EDGAR AND BY HAND

Mr. Duc Dang

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Amendment No. 1 to Registration Statement of
American Capital Mortgage Investment Corp. on
Form S-11 (File No. 333-173238)

Dear Mr. Dang:

On behalf of American Capital Mortgage Investment Corp., a Maryland corporation (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement filed with the Commission on April 1, 2011.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 29, 2011 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

Duc Dang

Securities and Exchange Commission

May 16, 2011

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General

1. The letter dated April 15, 2011 submitted by your counsel suggests that this is not a “blind pool” offering because your initial use of proceeds is to primarily purchase agency mortgage investments. We note the disclosure on page 17 of the risk associated with the fact that you have not identified any specific investments and on page 52 that your manager will focus on “temporary investments in agency mortgage investments.” Please revise your investment strategy and targeted investments disclosure to demonstrate that this is not a “blind pool” offering and clarify the timeframe associated with your primary focus on agency securities. Alternatively, please revise to provide the suggested Industry Guide 5 disclosure of cover page risk factors, a narrative summary of prior performance, and prior performance tables II, III, and IV for your sponsor’s prior program(s).

The Company has deleted the disclosure referenced by the Staff on pages 21 and 58 as inapplicable. The Company has revised the disclosure on pages 16 and 54 to clarify that the Company expects that its investment portfolio will likely remain primarily invested in agency mortgage investments for three to six months, subject to market conditions, which the Company believes clarifies that it does not constitute a blind pool.

2. We note that you intend to operate your business in a manner that will permit you to maintain your exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption you intend to rely on and how your investment strategy will support that exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

The Company intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940 (the “1940 Act”) pursuant to the exemption provided by Section 3(c)(5)(C) thereof.

(a)	At least 55% of the Company’s assets will consist of qualifying real estate assets which will include:

•	commercial mortgage loans (including long term and bridge first lien mortgage loans);

•	certain B-Notes and mezzanine loans that satisfy the conditions set forth in recent SEC staff no-action letters (the “Relevant No-Action Letter Conditions”);

•	construction and rehabilitation mortgage loans;

•

commercial mortgage-backed securities (“CMBS”) that are controlling class CMBS and below investment grade classes of CMBS that satisfy the requirements set forth in the registration statements for the initial public offerings of JER Investors Trust Inc. and Starwood Property Trust, Inc. (“Qualifying CMBS”);

Duc Dang

Securities and Exchange Commission

May 16, 2011

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•	residential mortgage loans; and

•	agency and non-agency whole pool certificates.

(b)	At least 80% of the Company’s assets will consist of qualifying real estate assets and real estate-related assets. The real estate-related assets primarily will include:

•	agency and non-agency partial pool certificates;

•	CMBS securities that are not Qualifying CMBS; and

•	B-Notes and mezzanine loans that do not satisfy the Relevant No-Action Letter Conditions.

At the time of its organization, the Company will have one subsidiary, American Capital Mortgage Investment Corp. TRS, LLC (the “TRS”), which will serve as a taxable REIT subsidiary. The Company may conduct certain hedging transactions through the TRS, including entering into interest rate swap agreements, interest rate swaptions, TBAs, short sales, caps, collars, floors, forward contracts, options, futures, credit default swaps or other types of hedging transactions. The value of the Company’s investments in the TRS, together with any miscellaneous securities owned by the Company, will be less than 20% of the Company’s consolidated assets.

The Company may in the future organize subsidiaries that will rely on Section 3(c)(5)(C) for their 1940 Act exemptions.

This firm intends to deliver a legal opinion to the underwriters at the closing of the IPO confirming the Company is not required to register as an investment company under the 1940 Act.

3. Please provide us with copies of any study or report that you cite or on which you rely. Clearly mark the materials to identify the portions that support your disclosure. Please confirm that any other industry reports or studies on which you rely were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the expert’s consent as an exhibit to the registration statement.

The Company is supplementally providing to the Staff: (i) a copy of the U.S. Treasury White Paper entitled “Reforming America’s Housing Finance Market,” which supports the disclosure on pages 9, 27 and 59, and (ii) in response to Comment 13, supporting

Duc Dang

Securities and Exchange Commission

May 16, 2011

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documentation relating to historical prepayment spreads, which consists of a Barclays Capital report, entitled “Agency MBS Outlook,” dated March 24, 2011, and a J.P. Morgan report, entitled “Securitized Products Weekly,” dated April 15, 2011, each which is marked to indicate the portions that support the disclosure on page 59. No industry reports or studies on which the Company is relying on were prepared for the Company, and the Company did not compensate the authors of said reports or studies.

4. Please tell us why Item 506 of Regulation S-K disclosure is not applicable.

Item 506 of Regulation S-K provides that: “Where common equity securities are being registered and there is substantial disparity between the public offering price and the effective cash costs to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years [emphasis added], or which they have the right to acquire, and the registrant is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act immediately prior to the filing of the registration statement, there shall be included a comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons.”

The Company is a newly-organized Maryland corporation with no operating history. The Company has not issued any equity securities other than in connection with its initial capitalization on March 25, 2011, and does not plan to issue any equity securities until after the completion of the Company’s initial public offering of common stock (“the “IPO”) other than in the concurrent private placement. The Company does not believe that it is necessary to provide disclosure with respect to dilution in the Registration Statement pursuant to Item 506 of Regulation S-K because:

•

In connection with its formation and initial capitalization, the Company issued 100 shares of common stock, par value $0.01 per share, to American Capital, Ltd. (“American Capital”) for consideration of $1,000 in cash (or $10 per share). The Company considers this initial capitalization to be a transaction without economic significance or dilutive effect.

•

American Capital and certain officers of the Company and the Manager will pay an amount equal to the per share IPO price for the shares of common stock that they intend to purchase in the concurrent private placement, and therefore there will be no disparity between the price paid per share in the IPO and the concurrent private placement.

The Company does not intend to grant equity awards pursuant to its equity compensation plans until following the completion of its IPO, at which point it will grant awards of restricted shares of common stock to each of its independent directors in an amount to be determined by the Company’s board of directors.

Duc Dang

Securities and Exchange Commission

May 16, 2011

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Prospectus Summary, page 3

5. Please revise to identify your sponsor or promoter.

The Company has revised the disclosure on page 3 to indicate that American Capital is its sponsor.

Our Manager, page 3

6. Please revise to clarify if your manager must rely on the administrative services agreement with its affiliates in order to carry out the obligations and duties owed to you and if this arrangement insulates the parties that will actually manage your operations from liabilities that may result from their actions. Also, clarify whether your manager will have any assets with which to remedy any liability that may result from a breach of contract or fiduciary duties.

The Company has revised the disclosure on pages 4 and 68 through 69 to indicate that the Manager intends to rely on the provision of services by American Capital under the administrative services agreement in order to fulfill all of its responsibilities owed to the Company under the management agreement. The Company has also revised the disclosure on pages 19 and 83 to clarify that the Manager only has nominal assets and that the Company will have limited recourse against the Manager to remedy any liability to the Company from a breach of contract or fiduciary duties.

The Manager is contractually obligated to administer the Company’s business activities and day-to-day operations, regardless of its intention to sub-contract those services to American Capital pursuant to the administrative services agreement. However, the Manager will not be liable to the Company for, and will be indemnified by the Company against, its actions or omissions performed in accordance with the management agreement, except where such actions or omissions constitute bad faith, willful misconduct, gross negligence or reckless disregard of its duties.

The Manager’s principal assets are expected to be the management fees paid to the Manager by the Company pursuant to the management agreement, although such assets are expected to be routinely distributed to the parent of the Manager in ordinary course. As mentioned on page 83, the Manager will maintain reasonable and customary “errors and omissions” and other customary insurance coverage upon the completion of the IPO.

Track Record of the Investment Team of our Manager, page 4

7. It appears this disclosure relates to the prior performance of your sponsor. Please relocate such specific prior performance disclosure to the body of your prospectus where it may

Duc Dang

Securities and Exchange Commission

May 16, 2011

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be accompanied with a discussion of any adverse developments experienced by American Capital Agency Corp.

The Company moved the prior performance data related to American Capital Agency Corp. to page 69 and has included on page 70 a discussion of the adverse conditions facing the residential mortgage market in the United States in 2008 and 2009 and their impact on the performance of American Capital Agency Corp.

Competitive Strengths, page 6

8. We refer to your statement that you “expect [y]our experienced investment team to be a differentiating competitive advantage relative to your competitors.” It is not clear from your disclosure what experience lends itself to a competitive advantage. Please clarify.

The Company has revised the disclosure on page 8 to indicate that the prior experience of the Company’s investment team in investing in agency mortgage investments financed on a leveraged basis and operating a publicly traded investment vehicle provides the Company with a competitive advantage vis-a-vis its competitors.

Our Management Agreement, page 8

9. Please provide an estimate of the management fee to be paid in your first full fiscal year based on your offering amount and the private placement or tell us why such estimate is not possible.

The Company expects the management fee to be paid to the Manager in the first full fiscal year to be approximately $7.1 million, assuming (i) that an aggregate $500 million of the Company’s common stock is sold in the IPO and the concurrent private placement and (ii) the Company does not effect any follow-on equity offerings during such period. Since the number of shares of common stock to be sold in the IPO and the concurrent private placement has not yet been determined, the Company intends to indicate the amount of the management fee in a subsequent amendment to the registration statement on pages 11 and 85.

10. Please clarify, if true, that there are no limits on the expense reimbursement provisions.

The Company has revised the disclosure on pages 12 and 85 to clarify that there are no limits on the expense reimbursement provisions contained in the management agreement.

Our Manager’s management fee is based on the amount of our Equity...., page 16

11. Please revise this risk factor to address the specific conflict that equity offerings may be beneficial for your manager but dilutive to existing shareholders.

Duc Dang

Securities and Exchange Commission

May 16, 2011

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The Company has revised the disclosure on page 20 to address the specific conflict that equity offerings may be beneficial for its Manager but dilutive to existing shareholders.

Failure to procure adequate financing...., page 27

12. Please revise the subheading of this risk factor to specifically highlight your dependence on short-term financing, which subjects you to risks associated with changes in the availability of financing. Revise the fifth summary risk factor bullet point to also provide similar specificity.

The Company has revised the disclosure on pages 10 and 32 to indicate that it is specifically exposed to the risk that it will be unable to procure, renew or replace adequate financing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

13. We refer to the factual statements on page 53, beginning with, “Prepayments are being made at rates less than the historical average, which should provide an on-going opportunity to capture such spread.” The source of factual statements should be made clear in the prospectus or clearly marked supporting documentation provided to us. Please revise or advise.

The Company is supplementally providing supporting documentation for the quoted factual statement on page 59.

Credit Risk, page 58

14. We note that your manager may use a third party to assist with due diligence in evaluating investments. Please tell us if such a third party has been identified at this time. Please also discuss your underwriting criteria.

The Company has not yet identified a third party firm to assist with due diligence in evaluating investments. The Company has revised the disclosure on page 66 to provide greater detail on its credit review process.

Business, page 61

15. We refer to your disclosure on page 28 that you intend to enter into master repurchase agreements with several financial institutions. Please describe the material terms of

Duc Dang

Securities and Exchange Commission

May 16, 2011

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these repurchase agreements, if known, and identify who will be counterparties to the repurchase agreements, e.g. affiliates of banks, broker-dealers or others.

The Company has not yet entered into any master repurchase agreements but expects the terms of the agreements it intends to enter into to be standard repurchase agreement terms. The Company expects affiliates of the IPO underwriters, among others, to act as counterparties to certain of such repurchase agreements. Any repurchase agreements entered into by the Company prior to effectiveness of the Registration Statement will be described in an amendment thereto by the Company.

Our Investment Strategy, page 62

16. Please provide your anticipated holdings in each targeted asset class.

The Company has revised the disclosure on page 71 to provide its anticipated holdings in each targeted asset class.

Our Financing Strategy, page 65

17. Please clarify if you are subject to any limits on your use of leverage. Also, please disclose a range of leverage that the manager expects to employ once it has invested in its target assets.

The Company has revised the disclosure on pages 7 and 74 to clarify its leverage policy, and to disclose ranges of leverage for its agency and non-agency mortgage investment portfolios that the Manager expects to employ.

Our Manager, American Capital and the Management Agreement, page 69

18. Please provide greater detail on how your executive officers will allocate their time to you versus their other duties owed to affiliates.

The Company has updated the disclosure on pages 13 and 87 to provide greater detail on how its executive officers will allocate their time to the Company versus their duties owed to other affiliates.

Conflicts of Interest in Our Relationship with Our Manager, page 76

19. Please revise to discuss any conflict that you may have using short-term funding sources and counterparties that already have established relationships with your manager, sponsor, or any of its affiliates.

Duc Dang

Securities and Exchange Commission

May 16, 2011

Page - 9 -

The Company currently intends to enter into master repurchase agreements with approximately ten financial institutions on or prior to the closing of the IPO, including with affiliates of the IPO underwriters. However, the Company does not believe that it will encounter any conflicts by entering into such short-term funding agreements with counterparties that have established relationships with the Manager, American Capital or its other affiliates, including American Capital Agency Corp. In fact, the Company believes that such financial institutions, to the extent that they already serve as counterparties to repurchase agreements with American Capital Agency Corp. or lenders to American Capital or one of its other affiliates, would, all else being equal, prefer to lend incremental amounts to the Company rather than to such existing entities as they would diversify their exposure away from any individual entity within the sponsor’s family of companies.

Restrictions on Investments and Allocation of Investment Opportunities, page 76

20. Please expand your disclosure to discuss how your manager and its affiliates will allocate investment opportunities that may be suitable for other affiliated entities that may compete with you, including the number of funds, the amount available for investment, and the term of such funds.

The Company has expanded the disclosure on pages 14 and 87 to discuss how the Manager and its affiliates will allocate investment opportunities that may also be suitable for American Capital Agency Corp., the sole private or public investment vehicle managed by American Capital that has overlapping investment objectives with the Company. American Capital Agency Corp. had total assets of $29.2 billion as of March 31, 2011.

Federal Income Tax Considerations, page 96

21. Please update your disclosure on page 97 to reflect prior to effectiveness that you have received an opinion from your tax counsel.

The Company has updated the disclosure on page 110 to reflect that, prior to the effectiveness of the Registration Statement, it will receive an opinion from this firm acting as the Company’s tax counsel.

Notes to Balance Sheet as of March 28, 2011, page F-4

Note 5 — Subsequent Events, page F-5

22. Please disclose the amount of organizational and offering costs incurred to date on your behalf.

Duc Dang

Securities and Exchange Commission

May 16, 2011

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The Company has revised the disclosure on page 135 to provide an estimate as to the amount of organization costs that it has incurred to date. The Company believes that this information is better suited to disclosure in the section entitled “Underwriting” than in the notes to the Company’s previously issued financial statement.

Exhibits

23. Please file the exhibits, including the legal and tax opinions, with your next amendment or provide drafts for us to review. We must review the exhibits before we declare the registration statement effective and we may have comments.

The Company has filed as an exhibit to the Amendment a list of the subsidiaries of the Company. The Company intends to file as exhibits to a subsequent amendment to the Registration Statement: (i) the form of Underwriting Agreement, (ii) the form of Articles of Amendment and Restatement of the Company, (iii) the form of Amended and Restated Bylaws of the Company, (iv) the Specimen Certificate of Common Stock of the Company, (v) the form of Management Agreement by and between the Company and the Manager, (vi) the form of Stock Purchase Agreement by and among the Company, American Capital and certain of the Company’s and/or the Manager’s executive officers and (vii) the form of Registration Rights Agreement by and among the Company, American Capital and certain of the Company’s and/or the Manager’s executive officers. We are hereby supplementally providing to the Staff (i) the form of the opinion of Venable LLP to be filed as Exhibit 5 to the Registration Statement prior to the effective date of the Registration Statement and (ii) the form of our opinion to be filed as Exhibit 8 to the Registration Statement prior to the effective date of the Registration Statement.

Please telephone the undersigned at (212) 735-3574 if you have any questions or need any additional information.

Very truly yours,

/s/ David J. Goldschmidt

David J. Goldschmidt

cc:	Samuel A. Flax, Esq.
American Capital Mortgage Investment Corp.